Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED BYLAWS
OF
ENDOLOGIX, INC.

Section 1 of Article III of the Amended and Restated Bylaws of the Corporation, as amended on December 10, 2010, has been further amended and restated by resolution of the Board of Directors of the Corporation, effective as of June 14, 2018, to read in its entirety as follows:
“Section 1. The number of directors which shall constitute the whole Board shall be fixed by resolution of the Board of Directors, with the number fixed at seven (7). Each director shall be elected by the stockholders at the annual meeting and shall hold office until the next annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. Directors need not be stockholders of the corporation.”